Conflict Minerals Report of DZS, Inc. for 2023
Company Overview
DZS Inc. (referred to, collectively with its subsidiaries, as “DZS” or the “Company”) is a global provider of ultra-broadband network access solutions and communications platforms deployed by national and regional service providers and enterprise customers. The Company provides a wide array of reliable, cost-effective networking technologies, including broadband access, Ethernet switching, mobile backhaul, Passive Optical LAN and software-defined networks, to a diverse customer base. Our intelligent-edge solutions are focused on creating significant value for our customers by delivering innovative solutions that empower global communication advancement by shaping the internet connection experience.
Supply Chain and Facilities
DZS procures the parts and components that we use to assemble our products from a large number of suppliers through a worldwide sourcing program. Certain key components used in our products are currently available from only a single source and other key components are available from a limited number of sources.
We manufacture a high volume, low mix of products globally at a wide range of outsourced manufacturing services (Contract Manufacturer/CM, Original Design Manufacturer/ODM).
To comply with Rule 13p-1 under the Exchange Act (the “Conflict Minerals Rule”), DZS must first determine the applicability of the Conflict Minerals Rule to our products, conduct a reasonable country of origin inquiry for those products that we have reason to believe contain columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, such as tantalum, tin, and tungsten (collectively, “3TG,” or “conflict minerals”) and conduct any necessary due diligence to determine the supply chain for such conflict minerals.
Reasonable Country of Origin Inquiry
Due to the Company’s production of multiple products through a complex supply chain, DZS utilizes a wide variety of materials which are sourced from various countries worldwide. Our Conflict Minerals Program is designed to conduct a Reasonable Country of Origin Inquiry (a “RCOI”) regarding conflict minerals that are used in the parts and components that we procure as well as the smelters and refiners used to provide those minerals. In accordance with the Conflict Minerals Rule, our RCOI process was designed to include 100% of the components and materials for which conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by DZS during the year ended December 31, 2023.
All affected suppliers and original manufacturers were contacted, and requested to provide conflict minerals data in a Conflict Minerals Reporting Template (a “CMRT”). As DZS does not source conflict minerals directly from smelters or refiners, our process leverages the CMRT. 202 DZS suppliers were able to return information on 267 of 350 possible smelters. After receiving the CMRTs, the Responsible Minerals Initiative (the “RMI”) Smelter/Refiner List was used to validate all smelters.
Design of Due Diligence
DZS’s due diligence process, which is detailed below, has been designed to conform, in all material respects, with the framework in the Organization for Economic Cooperation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The OECD guidelines outline the reasonable practices used to identify the sources of conflict material.
Step 1: Identify and Assess Risk in the Supply Chain
Our program identifies and assesses risk in the supply chain by first identifying those suppliers that provide components and materials that use conflict minerals. We then require each applicable supplier to complete and return a CMRT submission, where it is measured against three key criteria:
•The supplier’s Declaration Scope;
•The supplier’s Conflict Mineral Program Status; and
•The supplier’s known smelter and/or refiners list.

The Supplier’s Declaration Scope requires the supplier to declare the use of conflict minerals in the production of the components, materials and finished goods that DZS sources from that supplier to manufacture its products in calendar year 2023. It requires responses to certain questions, including the following:
•Is any 3TG intentionally added or used in the product(s) or in the production process?
•Does any 3TG remain in the product(s)?
•Do any of the smelters in your supply chain source the 3TG from the covered countries?
•Does 100 percent of the 3TG (necessary to the functionality or production of your products) originate from recycled or scrap sources?
•What percentage of relevant suppliers have provided a response to your supply chain survey?
•Have you identified all of the smelters supplying the 3TG to your supply chain?
•Has all applicable smelter information received by your company been reported in this declaration?

The answers to these questions allow DZS to evaluate the use of conflict minerals in the supplier’s components and materials, whether those materials originated from the Democratic Republic of the Congo (the “DROC”) or an adjoining country (collectively, the “DROC region”), and whether the supplier has evaluated its upstream suppliers of conflict minerals and established the smelter or refiner responsible for conflict minerals. In addition, all suppliers are required to provide a complete list, by name, of the smelters that are used.
The Supplier’s Conflict Mineral Program Status requires the supplier to declare the maturity of their conflict minerals program, which allows DZS to determine with a reasonable certainty the accuracy or risk of the Supplier’s Declaration Scope. It requires responses certain questions, including the following:
•Have you established a conflict minerals sourcing policy?
•Is your conflict minerals sourcing policy publicly available on your website?
•Do you require your direct suppliers to be DROC conflict-free?
•Do you require your direct suppliers to source the 3TG from smelters whose due diligence practices have been validated by an independent third-party audit program?
•Have you implemented due diligence measures for conflict-free sourcing?
•Does your company conduct Conflict Minerals survey(s) of your relevant supplier(s)?
•Do you review due diligence information received from your suppliers against your company’s expectations?
•Does your review process include corrective action management?
•Is your company required to file an annual conflict minerals disclosure with the Securities and Exchange Commission?
These answers enable DZS to evaluate the risk associated with the supplier’s declaration and whether a reasonable determination can be made on the conflict status of that component or material. If a supplier has a mature conflict mineral program with upstream due diligence and RMI smelters identified, the risk associated with their declaration is low. However, if a supplier has an immature or non-existent conflict mineral program and cannot provide upstream due diligence, the risk associated with their declaration is high, requiring DZS to take corrective actions to enable a reasonable determination of conflict mineral status.
The supplier’s known smelter and/or refiner disclosure requires the supplier to provide all known smelters and refiners that are currently utilized in the manufacturing of their products. This allows DZS to determine with a reasonable certainty any risks regarding sourcing of minerals from the DRC region. DZS utilizes the most current RMI Conformant and Active Smelter Lists to validate smelters.
All CMRTs received from our suppliers and manufacturers for the reporting year of 2023 are archived in an internal database.
Step 2: Design and Implement a Strategy to Respond to Identified Risks
DZS manages our suppliers at the onset of our engagement. Each of our suppliers and original design/equipment manufacturers are required to demonstrate a proven conflict minerals management program, including adhering to the DZS Conflict Minerals Policy. In it, we outline our expectations for suppliers, including requiring our suppliers to:

•Adopt a conflict minerals policy to reasonably ensure that 3TG used in the products that they manufacture are not supporting human rights violations in the DRC region.
•Establish their Conflict Mineral Status via the timely completion of the RBA-GeSI Conflict Minerals Reporting Template.
•Establish their own Conflict Free Due Diligence Program to ensure that their supply chain is not supporting violence and human rights violations in the DRC region, including passing down the RBA-GeSI Conflict Minerals Reporting Template to their suppliers.
•Ensure that parts and products provided to DZS originated from an RMI Conformant Smelter as validated by the Responsible Minerals Assurance Process.
All CMRT responses from suppliers and source smelters are reviewed to ensure compliance with the Conflict Minerals guidelines. We have implemented an RCOI process utilizing the RMI Smelter/Refiner List to validate our smelters and refiners.
Step 3: Evaluate Strong Company Management Systems
Our program provides regular updates of the conflict mineral status to our management. Suppliers are evaluated based on their answers to the CMRT as well as their provided smelters and refiners. A risk factor is assigned, based on the provided responses, in order to quantify the conflict minerals risk associated with a particular supplier. Corrective actions are identified as applicable, and suppliers are required to resubmit the CMRT for future evaluation. For those suppliers that have provided smelters or refiners that are not certified conflict free, the Operations Team continually assesses the risk level associated with each supplier and reports those findings to management. Recommendations are made to management to either:
•Continue trading through the course of measurable risk mitigation efforts;
•Temporarily suspend trading while pursuing ongoing measurable risk mitigation; or
•Disengage with a supplier in cases where mitigation appears not feasible or unacceptable.
DZS’s goal is to manage risks with a supplier through measurable risk mitigation. We provide educational references and materials on conflict minerals compliance to our suppliers to assist them with better understanding the principles of building a conflict minerals program and managing their risk with upstream suppliers. All suppliers that provide smelters or refiners that are not classified as certified conflict free are classified as having actual or potential risk.
Step 4: Carry out an Independent Private Sector Audit of Supply Chain Due Diligence at Selected Points in the Supply Chain
DZS’ program is not required to obtain an independent private sector audit as our products are not described as “DRC Conflict Free”.
Step 5: Report on Supply Chain Due Diligence
As a result of the due diligence measures described above, DZS has determined the use of certain products that contain conflict minerals. In addition to our RCOI due diligence described above, we have conducted further diligence with our suppliers who have identified smelters and refiners that may have processed conflict minerals as reflected in the table below. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refinery information and consequently, our due diligence measures do not provide absolute certainty regarding the source of the necessary conflict minerals contained in the scope of products we manufacture.
With respect to 2024, we continue to gather and monitor the information gathered from our due diligence through DZS’s supplier base. These steps include:
•Increasing the response rate of suppliers’ smelter surveys;
•Engaging with suppliers and directing them to training; and
•Increasing the country of origin identification for known smelters/refiners.

The following table summarizes the identified smelters and refiners that may have processed conflict minerals:

	Country of Origin			Smelter/Refiner Status
Conflict Material	DRC Region Sourced	Possibly Non-DRC Region Sourced (a)	Sourcing Not Disclosed (b)	Active (c)	Conformant (d)	Other (e)
Gold	32	14	0	3	90	81
Tantalum	20	3	0	0	34	2
Tin	10	6	0	2	67	18
Tungsten	15	12	0	1	34	18
The smelters and refiners reflected in the table were identified by the suppliers to us as potentially being part of our 2023 supply chain. Not all of the included smelters and refiners are believed by us to have processed the conflict minerals contained in the products that were manufactured for us. Many of the supplier’s report to us conflict minerals are contained in all their products, not just in the products that they sold to DZS. Some suppliers may have also reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not be all the smelters and refiners in our supply chain, since some suppliers were unable to identify all the smelters and refiners used to process the necessary conflict minerals content contained in the products that they manufactured and not all of the suppliers responded to our inquiries. The smelter/refinery status and origin reflected in the table is based solely on information made available by the RMAP.
We note the following in connection with the information contained in the foregoing table:
a)“DRC Region Sourced” means the DRC and its adjoining countries. Origin information was derived from information made available through the Conflict –Free Smelter Program. Some of the compliant smelters and refiners may have sourced from both within the DRC Region and from outside the DRC Region. For these smelters and refiners, we were not able to determine the country of origin of the conflict minerals specific to our products. Therefore, not all of the country-of-origin information reflected in the table may apply to the necessary conflict minerals contained in the products that were manufactured for us. If a smelter or refiner sourced from multiple sources, it is included in the table under each applicable category.
b)A smelter or refiner is indicated as “Sourcing Not Disclosed” if the country of origin of the conflict minerals processed by the smelter or refiner was not disclosed by the certifying party.
c)“Active” means that the smelter or refiner was listed as an “Active Smelter” through RMAP.
d)“Conformant” means that the smelter or refiner was listed as a “Fully Conformant Smelter” through RMAP.
e)“Other” means a smelter or refiner is not active.
Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by DZS, based on the infrastructure and information available at the time. Several factors could introduce errors or otherwise affect our conflict declaration including, but not limited to, gaps in supplier data; gaps in smelter data; errors or omissions by suppliers; errors or omissions by smelters and gaps in supplier education and knowledge. Not all instances of conflict minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by DZS in calendar year 2023 are known, despite the reasonable efforts undertaken by the Company.